FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2012

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item
1.	The appoint of the new Chief Financial Officer.

Buenos Aires, January 23, 2012 - BBVA Francés (NYSE: BFR.N; BCBA: FRA.BA; LATIBEX: BFR.LA) reports the appoint of Mr. Ignacio Sanz y Arcelus as Chief Financial Officer.

BBVA BANCO FRANCES S. A. informs that, Mr. Ignacio Sanz y Arcelus has been appointed as CFO (Chief Financial Officer), in replacement of Mr. José Carlos López Álvarez, who will assume new responsibilities in the BBVA Group

Internet	Contactos
This press release is also available at BBVA Francés web site: www.bbvafrances.com.ar	Vanesa Bories Relaciones con Inversores (5411) 4346-4000 int. 11622 vbories@bbvafrances.com.ar

Cecilia Acuña Relaciones con Inversores (5411) 4341-5036 cecilia.acuna@bbvafrances.com.ar

Paula Bennati Relaciones con Inversores (5411) 4348-0000 int. 25917 paula.bennati@bbvafrances.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: January 23, 2012	By:	/s/ José Carlos López Álvarez
Name: José Carlos López Álvarez
Title: Chief Financial Officer